11016308

na 3/2/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~31051~~ 37928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grand Financial, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15303 Dallas Parkway, Suite 1010
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3\14

OATH OR AFFIRMATION

I, James L. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Financial, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CLAUDIA K. YOUNG
Notary Public
State of Texas
Comm. Expires 02-07-2015

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRAND FINANCIAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2010

GRAND FINANCIAL, INC.

Table of Contents

SEC MAIL PROCESSING RECEIVED FEB 23 2011 WASH, D.C. 211 SECTION

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Grand Financial, Inc.
Addison, Texas

We have audited the accompanying statement of financial condition of Grand Financial, Inc. (the "Company") (an S corporation) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grand Financial, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 17, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6436 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

GRAND FINANCIAL, INC.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	223,761
Total Assets	$	223,761

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	2,017
Other accrued liabilities		1,724
Total liabilities		3,741
Stockholder's equity		
Common stock, 100,000 shares authorized with $1 par value, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		536,000
Retained earnings (deficit)		(316,980)
Total stockholder's equity		220,020
Total Liabilities and Stockholder's Equity	$	223,761

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Income
For the Year Ended December 31, 2010

Revenues	
Brokerage fees	$ 1,082,841
Forgiveness of Debt-GEI	99,322
Total revenues	1,182,163
Expenses	
Commissions	715,863
Salaries	194,581
Payroll taxes	57,205
Operating expense	133,308
Filing fees	44,790
Other expenses	2,800
Professional fees	14,784
Total expenses	1,163,331
Income before income taxes	18,832
State income tax expense	1,724
Net Income	$ 17,108

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2009	$ 1,000	$ 436,000	$ (334,088)	$ 102,912
Contributions	--	100,000	--	100,000
Net income	--	--	17,108	17,108
Balances at December 31, 2010	$ 1,000	$ 536,000	$ (316,980)	$ 220,020

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2010

Balance, at December 31, 2009	$	--
Increases		--
Decreases		--
Balance, at December 31, 2010	$	--

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 17,108
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Increase in accounts payable	2,017
Decrease in other accrued liabilities	(3,003)
Net cash provided (used) by operating activities	16,122
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Capital contributions	100,000
Net cash provided (used) by financing activities	100,000
Net increase in cash	116,122
Cash at beginning of year	107,639
Cash at end of year	$ 223,761

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Notes to Financial Statements
December 31, 2010

Note 1 - Organization and Significant Accounting Policies

Nature of Business

Grand Financial, Inc., (the "Company"), was incorporated on April 16, 1987 and deals in brokerage of oil and gas private placements for an affiliated company ("Grand Energy, Inc."). The Company is registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Addison, Texas.

Revenue Recognition

Brokerage fees and related expenses are recorded in the period in which earned.

Income Taxes

Management has evaluated income tax positions taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements and also has evaluated the need for disclosure with respect to income tax positions taken that are not certain to be realized.

The Company and its shareholder have elected treatment under provisions of Subchapter S of the Internal Revenue Code; therefore, taxable income or loss from corporate operations is allocated to the shareholder. Accordingly, no provision has been made for Federal income taxes in the financial statements at December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company is related through common ownership to Grand Energy, Inc., a Texas corporation. Grand Energy, Inc. has agreed to pay certain operating expenses such as overhead and licensing on behalf of the Company. Pursuant to regulatory pronouncements, the Company has calculated its allocable amount of these expenses and has included such amounts in the financials. For the year ended December 31, 2010, these expenses were $133,308 reported as operating expenses of which $99,322 were forgiven advances from Grand Energy, Inc.

Note 2 - Related Party Transactions, continued

For the year ended December 31, 2010, the Company earned commissions of $1,082,841 for marketing oil and gas investments for Grand Energy, Inc.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of approximately $220,020 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .017 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 - Subsequent Events

The Company has reviewed events that have occurred after December 31, 2010, through January 17, 2011, the date the financial statements were available for issuance. During this period, the Company did not have any material subsequent events.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2010

Schedule I

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 220,020
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	220,020
Deductions and/or charges	
Non-allowable assets	--
Net capital before haircuts on securities positions	220,020
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	--
Net capital	$ 220,020

AGGREGATE INDEBTEDNESS

Accounts payable	$ 2,017
Accrued liabilities	1,724
Total aggregate indebtedness	$ 3,741

Schedule I (continued)

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 249
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 215,020
Excess net capital at 1000%	$ 219,646
Ratio: Aggregate indebtedness to net capital	.017 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

GRAND FINANCIAL, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section 15c3-3(k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2010

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Grand Financial, Inc.

In planning and performing our audit of the financial statements and supplemental information of Grand Financial, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 17, 2011

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2010

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Grand Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Grand Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Grand Financial, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Grand Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 17, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12-31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037928 FINRA DEC
GRAND FINANCIAL INC 19*19
15303 DALLAS PKWY STE 1010
ADDISON TX 75001-4651

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Claudia Young
972-788-2080

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) (877.00)
7-10-10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) <577.00>

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <577.00>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(577.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Grand Financial, Inc.
(Name of Corporation, Partnership or other organization)

Claudia K. Young
(Authorized Signature)

Controller
(Title)

Dated the 11 day of January, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2010
and ending 12-31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,182,163
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Private Placements - Copy Enclosed	1,182,163
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,182,163
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0-

(to page 1, line 2.A.)

GRAND FINANCIAL, INC.

December 31, 2010

Report Pursuant to Rule 17a-5(d)

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS